April 17, 2012

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Nuance Communications, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2011

Filed November 29, 2011

Form 8-K/A filed December 16, 2011

File No. 000-27038

Dear Ms. Collins:

We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc. (the “Company”) dated March 13, 2012 relating to the above referenced Annual Report on Form 10-K filed on November 29, 2011 and Form 8-K/A filed December 16, 2011 (“Form 8-K/A”).

For your convenience, we have repeated your comments below in bold italic type before each of our responses.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Goodwill, Intangible and Other Long-Lived Assets and Impairment Assessments, page 47

Comment 1. We note that as a result of your change in reportable segments during fiscal 2011, you now have seven reporting units, which you use to test goodwill for potential impairment. Please supplementally provide us with a description of each reporting unit and tell us how each reporting unit fits into your new operating segment structure.

Company Response. We have four reportable segments; Healthcare, Mobile and Consumer, Enterprise and Imaging which are comprised of six operating segments; Healthcare, Mobile, Dragon Consumer, Enterprise, Nuance Mobile Care and Imaging. Below is a description of our seven reporting units, including how they fit into our segment structure.

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Healthcare. Our Healthcare reporting unit is included in both the Healthcare operating and reportable segments. Within this reporting unit, we provide comprehensive dictation and transcription solutions and services that automate the input and management of medical information. Our hosted and on-premise solutions provide platforms to generate and distribute clinical documentation through the use of advanced dictation and transcription features, and allow us to deliver scalable, highly productive medical transcription solutions. Our solutions also enable us to accelerate future innovation to transform the way healthcare providers document patient care, through improved interface with electronic medical records and extraction of clinical information to support the billing and insurance reimbursement processes. We also offer speech recognition solutions for radiology, cardiology, pathology and related specialties, that help healthcare providers dictate, edit and sign reports without manual transcription.

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Mobile. Our Mobile reporting unit is included in the Mobile operating segment and the Mobile and Consumer reportable segment. Our portfolio of mobile solutions and services includes an integrated suite of voice control and text-to-speech solutions, predictive text technologies and emerging services such as dictation and Web search. We help handset, automotive and other electronics device manufacturers build custom applications to deliver unique and differentiated products and provide network services to support these efforts.

•

Voicemail to Text. Our Voicemail to Text reporting unit is included in the Mobile operating segment and the Mobile and Consumer reportable segment. The primary product of this reporting unit is voicemail-to-text transcription services. Our customers include major telecommunication operators and unified messaging companies who engage with us to offer voicemail transcription services to their end users.

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Dragon Consumer. Our Dragon Consumer reporting unit is included in our Dragon Consumer operating segment and the Mobile and Consumer reportable segment. Products include our suite of Dragon general purpose desktop and portable computer dictation applications which are used to increase productivity by using speech to create documents, streamline repetitive and complex tasks, input data, complete forms and automate manual transcription processes. Our Dragon products are also integrated from a technology and brand perspective across mobile products and markets.

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Enterprise. Our Enterprise reporting unit is included in both our Enterprise operating and reportable segments. We deliver a portfolio of customer service, business intelligence and authentication solutions that are designed to help companies better support, understand and communicate with their customers. Our solutions include the use of technologies such as speech recognition, natural language understanding, text-to-speech, biometric voice identification and analytics to automate caller identification and authorization, call steering, completion of tasks such as updates, purchases and information retrieval, and automated outbound notifications. Our solutions improve the customer experience, increase the use of self-service and enable new revenue opportunities.

•

Nuance Mobile Care. The Nuance Mobile Care reporting unit is included in our Nuance Mobile Care operating segment and our Enterprise reportable segment. We offer solutions that can meet customer care needs through direct interaction with thin-client applications on cell phones, enabling customers to very quickly retrieve relevant information. This includes the use of mobile applications to access customer care systems and records, and we see increasing interest in coordinating actions and data across customer care channels.

•

Imaging. The Imaging reporting unit is included in both our Imaging operating and reportable segments. Our imaging solutions offer optical character recognition technology to deliver highly accurate document scanning and storage. We provide networked print management and comprehensive PDF applications designed specifically for business users. In addition, we offer applications that combine network scanning, network print management and PDF creation to quickly enable distribution of documents to users’ desktops or to enterprise applications. Our host of services includes software development toolkits for independent software vendors.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 60

Comment 2. We note your disclosure that set-up fees from arrangements containing hosting services are deferred and recognized ratably over the longer of the contract lives or the expected lives of the customer relationships. Please tell us whether you consider the set up services to have stand alone value and to be a separate unit of accounting pursuant to ASC 605-25-25-5 and your basis for this conclusion. To the extent you consider these services to have stand alone value, please clarify why the set up fees are deferred and recognized over the longer of the contract life or the expected life of the customer relationship. Further, please tell us how you have determined the amount of arrangement consideration to allocate to the set up fees and hosting fees under these arrangements.

Company Response. We provide a variety of custom-developed or proprietary transaction-based services through a hosted model. Customers do not acquire licenses to run on their own systems but, instead are limited to accessing the software from our systems under a hosting arrangement. In certain instances we include a contractual fee for the set-up efforts required to make the service available.

We evaluated the concept of ‘standalone value’ as it pertains to these services under the guidance of ASC 605-25 paragraph 25-5. We concluded that there is no standalone value for these services because (i) these services are not sold separately by us or any other vendor and (ii) the customer could not resell the delivered services on a standalone basis. We also considered the guidance of 605-10-S99 SEC Materials FN 42 (SAB Topic 13), which notes that when customers are purchasing an ongoing right to a service being provided, the earnings process in relation to non-refundable up-front fees is completed by performing over the term of the arrangement and any subsequent renewals, not simply by setting up a service.

Our hosted services that are sold with an up-front set-up fee also include contingent usage based fees. Usage fees are recognized as revenue when, and if, earned. In accordance with ASC 605-25-30-5, we have excluded contingent usage based fees from the initial allocation of consideration and accordingly all initial consideration is allocated to the set up services.

Accounting for Collaboration Agreements

Healthcare Collaboration Agreement, page 66

Comment 3. Please tell us if you recorded a liability related to your buy-out obligation as of September 30, 2011, and the factors you considered in determining the amount of the liability. As part of your response, tell us if you are obligated to repay any of the funds provided by the other party regardless of the outcome of the research and development, or whether the other party is due a minimum return on cash flows provided regardless of the outcome of the research and development, and how you considered the provisions of ASC 730-20-25. If you are not contractually obligated to make such payments, tell us how you considered the probability that you will make these payments anyway, also taking into account your customer relationship with this party.

Company Response. We did not record a liability related to our buy-out obligation as of September 30, 2011. We considered the guidance of ASC 730-20-25-3 which states “If the entity is obligated to repay any of the funds provided by the other parties regardless of the outcome of the research and development, the entity shall estimate and recognize that liability.” In 2016, our partner has a one-time contractual option to terminate the agreement in exchange for a payment by us of an amount that guarantees the partner a defined internal rate of return related to the research and development (“R&D”) funding. The buyout option could create an obligation for us to repay the R&D funds that the partner is paying. Our liability under the agreement is limited to the extent that the partner’s contributions and guaranteed return exceeds our payments to them, and there is no liability unless the partner exercises this option.

More specifically, the guaranteed return is based on total contributions we receive, up to a defined cap. This cap is further reduced by the initial $10 million contribution that we paid to our partner upon signing the agreement to acquire data to be used in the project, and by royalties paid to the partner on future product sales that are developed as part of the collaboration. Because the amount we paid to the partner upfront is greater than the $5.9 million R&D reimbursement received plus the guaranteed return, the partner has already received its minimum guaranteed return on these funds and would not receive any payment upon termination. As of September 30, 2011, our contribution exceeded the guaranteed return and therefore no liability existed.

Additionally, although there was no contractual obligation, we considered the other aspects of ASC 730-20 paragraphs 25-5 and 25-6. Based on this review, we concluded (i) we have not indicated any intent to repay amounts beyond the contractual formula, (ii) we face no severe economic penalty for not repaying any amounts in excess of the contractual formula, (iii) this partner is not a critical supplier of other technologies, (iv) the partner was not a significant related party at the time the arrangement was entered into, and (v) the work is ongoing and it was not completed before entering the arrangement. Accordingly, repayment of contributions we received is not likely and therefore no liability has been recorded.

Form 8-K/A Filed December 16, 2011

Exhibit 99.3

Comment 4. Please explain further adjustment (C5) to your pro forma combined statements of operations. In your response, please provide a breakdown of the $25 million contingent consideration payable to the former shareholders of Swype between the portion that is attributable to future employment and the portion that is subject to certain other conditions. Also, describe further the other conditions and tell us whether you considered including a discussion regarding the nature of such conditions in your Form 10-Q disclosures pursuant to ASC 805-20-50-d(ii). In addition, please provide the calculations that support the $5.2 million pro forma adjustments tell us how you determined that this adjustment meets the criteria of Article 11-02(b)(6) of Regulation S-X.

Company Response. All $25 million of the consideration is contingent on the continued employment of three senior Swype employees (the “Key Employees”). We evaluated the contingent consideration in accordance with ASC 805-10-55-25 and determined that the following payments to the Key Employees should be recorded as compensation expense and excluded from the purchase price:

Shareholder Name	Contingent Payment
Key Employee A	$5,228,017.46
Key Employee B	$1,905,872.25
Key Employee C	$532,028.15

$7,665,917.87

As this portion of the consideration is contingent on the continued employment of the Key Employees, we will recognize it as future compensation expense over the eighteen month period until the final payment is due. For purposes of preparing the pro forma financial information, we determined that twelve months of this expense should be included in the period presented, and this was calculated as [7.7 million/18 months x 12 months] = $5.2 million. The fair value of the remaining amount has been estimated and included in the purchase price of the business.

The contingent consideration serves two purposes (i) as security for the indemnification obligations of Swype’s shareholders and (ii) as an incentive to retain three senior Swype employees for a period following the closing of the transaction. Up to $10 million of the Contingent Consideration is available to us in the event we make a successful indemnification claim for breaches of representations, warranties or covenants or to satisfy excess third party expenses. If we retain a portion of the contingent consideration pursuant to the indemnification obligations, the amount of the contingent consideration available for retention of the Key Employees will be reduced accordingly. As noted above, the contingent consideration also has a component associated with retaining the employment of the Key Employees. Subject to limited exceptions, if one of the Key Employees leaves the employment of Nuance during the first twelve months following the closing, $12.5 million of the contingent consideration is forfeited and if two or more of the Key Employees leaves the employment of Nuance during the first twelve months following the closing, the entire contingent consideration is forfeited. In addition, if a Key Employee leaves the employment of Nuance between the one-year anniversary of the closing of the transaction and the eighteen month anniversary of the closing of the transaction, $8.33 million of the contingent consideration is forfeited. Based upon ASC 805-10-55-25, we concluded that the contingent consideration payable to the Key Employees was properly classified as compensation because it was dependent on their continued employment.

In accordance with ASC 805-20-50-1d(ii), we included the following disclosure in our Form 10-Q for the period ended December 31, 2011:

“On October 6, 2011, we acquired all of the outstanding capital stock of Swype, Inc. (“Swype”), a provider of software that allows users to type by sliding a finger or stylus from letter to letter, which will be reported in our Mobile and Consumer segment. Total consideration for the purchase was approximately $102.5 million, of which $77.5 million was paid in cash at the closing and the remaining $25.0 million (the “Contingent Consideration”) is payable on the eighteen-month anniversary of the closing. The Contingent Consideration is subject to certain adjustments and conditions, including the requirement that certain key executives not terminate their employment with Nuance or have their employment terminated for certain reasons. The goodwill resulting from this acquisition is not expected to be deductible for tax purposes. The results of operations of Swype have been included in our results of operations from the acquisition date.”

We believe the employment component of the Contingent Consideration represents the most significant risk to forfeiture of the amounts. Further, the Agreement and Plan of Merger was filed as an exhibit to our Current Report on Form 8-K filed on October 7, 2011 which provided investors with an opportunity to make their own assessment of the risks. We believe this disclosure is consistent with the requirements of ASC 805-20-50-d(ii).

*    *    *    *    *

The Company hereby acknowledges the following;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. Please direct your question or comments regarding the Company’s response to the undersigned at (781) 565-5000.

Sincerely,

/s/ Thomas L. Beaudoin

Thomas L. Beaudoin

Chief Financial Officer

cc:	Paul A. Ricci, Nuance Communications, Inc

Daniel D. Tempesta, Nuance Communications, Inc.

Todd DuChene, Esq., Nuance Communications, Inc.

Garrison R. Smith, Esq., Nuance Communications, Inc.

Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation